Exhibit 21

ECHOSTAR CORPORATION AND SUBSIDIARIES

LIST OF SUBSIDIARIES

As of December 31, 2025

Subsidiary	State or Country of Incorporation	% of Ownership		Name Doing Business As
DISH Network Corporation	Nevada	100%		DISH
DISH DBS Corporation	Colorado	100%	(1)	DDBS
DISH Network L.L.C.	Colorado	100%	(2)	DNLLC
DISH Wireless Holding L.L.C.	Colorado	100%	(1)	DISH Wireless Holding
DISH Wireless L.L.C.	Colorado	100%	(3)	DISH Wireless
Hughes Satellite Systems Corporation	Colorado	100%		HSSC
Hughes Communications, Inc.	Delaware	100%	(4)	Hughes

(1)	This is a subsidiary of DISH Network Corporation
(2)	This is a subsidiary of DISH DBS Corporation
(3)	This is a subsidiary of DISH Wireless Holding L.L.C.
(4)	This is a subsidiary of Hughes Satellite Systems Corporation